August 11, 2005

      Ms. Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Emerging Growth Companies
      Securities and Exchange Commission

      Re:   Larrea Biosciences Corporation
            File Number 000-50281
            Correspondence filed 04/06/05
            Form 10-Q9B/A filed 04/06/05
            Form 10-QSB filed 04/05/05
            Form 8-K/A filed 04/00/04,  amended 03/29/05
            Form S-K filed 03/28/05
            Form 8-K filed 09/21/04
            Form 10-KSB/A filed 08/30/04

      Dear Ms. Jenkins:

      Please accept the following information in response to your most recent letter dated April 21, 2005. As requested we have maintained the format you provided and have included the original question as part of the response.

      Form 8-K filed September 21, 2004

      1. We note your response to comment 5. The financial statements required by Item 9.01 of Form 8-K should be filed in an amendment no later than 75 days after the completion of the acquisition. Please amend this filing to include the pre-merger financial statements of LarreaRx, Inc. and other information prescribed by Item 3 10(c) and (d) of Regulation S-B or to us why such information is not required.

      Because the former owners/management of Larrea Biosciences Corporation failed to prepare or have audited pre-merger financial statements for LarreaRx, Inc. , a private company at the time, we are unable to provide audited financial statements for the acquired company. As our auditors have stated in their audit opinion on Larrea Biosciences, there was no inventory observation at the time of the merger and they were unable to satisfy themselves regarding inventory quantities by means of other auditing procedures. Based on the limited activity of LarreaRx, Inc. in its pre-merger form and the subsequent audit and filing of the Larrea Biosciences Corporation's Form 10-KSB , the Company and its auditors believe that further efforts to produce meaningful and reasonably accurate financial statements would not generate any materially useful information for investors or management. The Company there fore respectfully request that compliance with this item be considered satisfied by the submission of the current audited financial statements.

      Form 8-K filed March 28, 2005

      2. In future filings, please note that a change in principal independent accountant is considered an Item 4.01 event under the Form 8-K rules.

      Noted for future filings.

      3. Please revise to include disclosures in accordance with Item 304 of Regulation S-B. These revisions should include a discussion related to the accountant's report on the financial statements of the Company (Item 304(a)(l)) a discussion of any disagreements through the date of resignation (Item 304(a)(l)(iv)(A)) and a discussion related to any consultations with LDMB Advisors through the date of engagement (Item 304(a)(2)). As Exhibit 16 to your revision, include a letter from Madsen & Associates indicating their agreement or disagreement with statements made in your amended Item 4.01

      Form 8-K (Item 4(a)(3)).

      We have requested the letter from Madsen & Associates. To date, neither we nor our auditors have received any response to our telephone calls or written communications to either agree or disagree with the positions that have been taken. Given the limited activity of the Company during the time period Madsen were the auditors, further efforts to obtain a statement from Madsen are not likely to be successful or to yield any material information for investors .

      Form 8-K/A filed March 29, 2005

      4. Please ask the independent auditors of GBI to revise their report to present the name and electronic signature of the audit firm.

      We have notified the auditors of your request and have asked them to comply.

      5. We note $986,111 in patents on the balance sheet as of April 30, 2004. Revise the financial statements to report the historical cost of the patents, as reflected in your response to our prior comment 6 and the related revisions made in the Form 10-QSB for October 31, 2004. Provide a note to the financial statements that explains all revisions made, in accordance with paragraph 37 of AP 20 Obtain an updated audit report, as necessary to comply with AICPA Auditing Standards Section 56 1.06a, with dual dating of the audit report necessary in some circumstances.

      The changes requested have been made and submitted as the attached Exhibit 5.0.

      Form 10-QSB/A. for the quarter ended October 31. 2004. filed April 6. 2005

      6. We reviewed your response to comment #6 noting the value of the patents is now recorded at the historical cost of Larreacorp. Tell us supplementally of the relationship between the Company, GBI, LarreaRx and Larreacorp. Include in your response details of common directors and shareholder (e.g. the shareholders of Company X own X% of Company Y and the majority of Company X's directors are 100% of the directors of Company Y, etc.).

            a.) The relationship between the companies mentioned above is as follows.:

i. Presently Larrea Biosciences Corporation owns 100% of Global Botanics, Inc. and LarreaRx, Inc.. Peter P. Smetek, Jr. in his role as Chief Executive Officer of Larrea Biosciences Corporation is the sole officer and director of LarreaRx, Inc. and Global Botanics, Inc. He is not and officer, director or shareholder of Larreacorp, Ltd. The history of the relationship between these entities is set out below.

ii. Larreacorp, Ltd. is a privately-held company created to develop patentable applications for extracts of the Larrea Tridentata plant. It was formed and owned by Robert Sinnott, PhD. who is also a shareholder and director of Larrea Biosciences Corporation. He is the primary inventor of the patents which create the proprietary formulation of Larrea tridentata extract used as the key ingredient in the dietary supplements marketed and sold by Larrea Biosciences Corporation, the publicly traded corporation which is the subject of this request. Larreacorp, Ltd. continues to be owned by Mr. Sinnott. Currently, there are no contracts or other active relationships between these two companies. Larrea Biosciences Corporation and its subsidiaries do not own any stock in Larreacorp, Ltd. and other than Mr. Sinnott none of the directors and officers of Larrea Biosciences Corporation are officers or directors of Larreacorp, Ltd.

iii. Global Botanics, Inc. (GBI) was originally formed as a privately-held company owned by Mr. Sinnott to manufacture and commercialize the patented Larrea tridentata extract using the patents owned by Larreacorp, Ltd.. GBI had the exclusive rights to license the patents held by Larreacorp Ltd..

      1. GBI licensed the patents to LarreaRx, Inc. which at the time of the licensing was a privately-held Wyoming corporation formed by unrelated third parties to incorporate the patented extract into dietary supplements.

      2. GBI had also entered into an agreement with Larreacorp, Ltd. to purchase the related patents outright over time from Larreacorp, Ltd. GBI and Larreacorp, Ltd. had common ownership with Robert Sinnott and his family as 100% owners , officers and directors of both.

      3. The third party shareholders of LarreaRx, Inc. acquired a publicly-traded company named Sonic Media, Inc. through a reverse merger and renamed it Larrea Biosciences Corporation ("LBC"). LarreaRx, Inc. became a 100% owned subsidiary of LBC.

            a. LBC, through its subsidiary LarreaRx Inc.'s business, was expanding the sales of its Larrea tridentata extract products and it wanted to become more than a licensee. In order to gain the rights to the patents it currently used in its products under a licensing relationship with GBI,. LBC acquired GBI in a share exchange transaction and became the owner of the patents and assumed GBI's rights under the patent purchase agreement GBI had with Larreacorp, Ltd. As a result of the share exchange GBI became a 100% owned subsidiary of LBC and Robert Sinnott became an officer, director and shareholder of Larrea Biosciences Corporation in 2004. Mr Sinnott resigned from the board of directors of Larrea Biosciences Corporation as of May 16, 2005.
            b. As part of the acquisition transaction a third party investor agreed to pay the scheduled cash payments under the patent purchase agreement between GBI and Larreacorp, Ltd.. in exchange for a certain number of shares of LBC stock. LBC provided the stock and eliminated its cash obligations under the purchase agreement note.
            c. Larreacorp, Ltd. was not acquired by Larrea Biosciences Corporation and remains a privately held company owned by Mr. Sinnott.

      Financial Statements

      7. In accordance with paragraph 5 of APB 12, revise the disclosures of depreciable assets and depreciation in the financial statements or notes thereto to include:

      o The basis of determining the amounts shown in the balance sheet, such as cost
      o Balances of major closes of depreciable property presented by nature or function at the balance-sheet date
      o Accumulated depreciation presented by major classes of assets or in total at the balance-sheet date . A description of the method(s) used to compute depreciation for major classes of depreciable assets
      o The amount of depreciation expense for each year for which an income statement is presented

      In the current Form 10-KSB the disclosures provided in the audited financial statements for the year ended April 30, 2005 under Note 3 and
      Note 7 provide the information requested.

      8. Disclose the nature and amount of the major component of accrued expenses in a note or state them separately on the balance sheet for the periods presented.

      On January 31, 2005 there were accrued expenses of $10,700 representing audit fees for the Company's auditor LDMB Advisors, Inc. The balance of the entry was accounts payable.

      9. We reviewed your response to comment #15 indicating a different treatment of the $200,000 loss on debt settlement. Upon review of the April 2004 balance sheet presented in Form 10-QSB, it appears the $200,000 loss on debt settlement is included in the retained deficit balance of $1,170,375, Also, we note a $200,000 loss on debt settlement has been reported on the statement of operations of GBI for the period ending April 30, 2004, included in the Form 8-K filed on March 29, 2005. Please explain to us supplementally the Company's treatment of the SMI's $ million note issued to Larrea Corp for its patents and the note's subsequent assumption by GBI shareholders for

            50,000 shares. Address the issues raised in our prior comment and include appropriate references to relevant authoritative guidance in your response. The details of the changes are utlined in Note 4 of the audited financial statements for year ended April 30,2005.

            a. By treating GBI as the acquiror the treatment of the note changed and there was not a loss recognized.
            b. SMI Re, Inc. did not provide a note to GBI or Larrea Biosciences Corporation for the acquisition of the patent rights. The note between Larreacorp and GBI for the acquisition of the patent rights was in place prior to the merger of GBI and Larrea Biosciences. The obligations under this note were subsequently assumed by a third party in exchange for shares in Larrea Biosciences shares. (See item 6 and 17).
            c. A note was not assumed by GBI shareholders regarding the patents.

      10. The stockholders' equity accounts on the April 30, 2004 balance sheet, do not agree with, the amounts reported on the statement of stockholders' equity as of April 30, 2004. Revise to retroactively restate the equity section of the balance sheet and the statement of Stockholders" equity to reflect the effect of the exchange ratio established in the merger agreement.

      These changes were made and filed in the Company's current year Form 10-KSB filing.

      11. Since Global Botanics, Inc. is considered the accounting acquiror, the accumulated deficit should equal that of GBI for periods prior to the merger. Please revise to report the accumulated deficit of Global Botanics, Inc. as of April 30, 2004. The accumulated deficit as of October 31, 2004, should equal the accumulated deficit of GBI at the date of the merger, adjusted for transaction costs, if any and for the net loss for the period after the merger. Please revise as necessary.

      The changes are reflected in the Form 10-KSB for the year ended April 30, 2005 in the audited financial statements Note 4. Restatement of Prior Years.

      Footnotes

      12. Please revise the statement of cash flows to appropriately present the financing activities related to the apparent overdraft of cash of $55,590 as of October 31, 2003. It appears the cash balance as of October 31, 2003, should be reported.

      The Statement of Cash Flows in the Form 10-KSB for April 30, 2005 reflects the items impacting cash flow for the operating history of the Company.

      13. Provide a note to the financial statements that explains the revisions that were made. Refer to paragraph 37 of APB 20.

      The corrections and changes to the prior financial statements are disclosed in Note 4 to the audited financial statements, Restatement of Prior Years .

      14. Please revise to include a discussion of the major components of inventory (raw materials, work-in-progress, finished goods, etc.) and a discussion of the amount and determination of a reserve for obsolescence, if any.

      Larrea's products are all based on the extract from the Larrea Tridentata plant. It produces the extract in the form of capsules, lotion and a spray. For each of these three forms of the product the initial raw material is a semi-liquid resin derived directly from the plant. This resin is produced by using the Company's proprietary extraction method .

            a. Resin is purchased from a contract producer that gathers the leaves, dries them and the n manufactures the resin. Resin is typically purchased in lots of 100 - 200 kilograms and is held in that raw form on the premises of the contract manufacturer until the Company decides to produce the selected product.
            b. The company orders the production of lotion or spray from one contract manufacturer. The contract manufacturer in the case of lotion and spray combines the resin with certain other ingredients and packages the product in bottles. The bottles are labeled in accordance with the particular brand of product required, and marked with an expiration date.
            c. The Company orders the production of capsules from one of two contract manufacturers. The Larrea resin is mixed with the appropriate ingredients and capsules are produced and held in bulk form until the capsules are put into bottles and labeled. The capsules are made from the resin and a mix of certain other readily available ingredients.
            d. The Company records the inventory at cost when it orders the product or resin from the contract manufacturer and carries the finished product on its books in inventory at the total cost of producing the product, the aggregate charges for contract manufacturing as well as any storage charges or shipping required in producing the resin and packaging the final product.
            e. Once produced and labeled the products are transferred from the contract manufacturers to a fulfillment warehouse operated by third parties and then distributed as sales occur.
            f. The Company does not provide a reserve for obsolescence because they are able to order the resin in limited quantities and create the other products from the resin quickly as needed. The useable life of the resin is ten years or more and the product is held in resin form until such time as it is produced into capsules, lotions or spray. Based on marketing projections, the amount of finished product available is managed tightly to optimize finished product inventory and prevent obsolescence.

      The above discussion is included in the 10-KSB and inventory detail is in
      Note 6 to the audited financial statements.

      15. According to Note 6, an additional 190,631 shares of the Company's common stock were issued to the shareholders of LarreaRx, subsequent to October 31, 2004. Please explain supplementally the basis for the additional share issuance and its delay.

      Some minor shareholders of LarreaRx were tardy in submitting their shares to the Transfer Agent for exchange into shares of the Company.

      MD&A

      16. Revise to include a discussion of cost of sales and gross margin, including any expected future trends,

      At its suggested retail price the Company has gross margins between 80% and 90%. Sales through its retail channel and certain levels of its network marketing program are at margins in the 65% to 70% range due to available discounts for volume and the level of the distributor.

      The Company, by ordering in greater quantities and locating alternative manufacturers, has been able to negotiate better pricing to acquire the resin and has been able to obtain better pricing on some of its product manufacturing costs. This should enable it to maintain its margins.

      The Company's indirect cost of sales has been minimized due to its small staff and its elimination of all third party marketing costs over the last 8 months. Because of this, the Company's current indirect cost of sales may not represent the true cost of obtaining additional revenue. Obtaining improvements in sales volume will require additional personnel and marketing support for both the retail and direct or network marketing channel.

      The above comments are included in the 10-KSB for April 30, 2005.

      17. Upon review of Note 8 of GBI's financial statements, it appears the $
      1.2 million note to Larreacorp was in default as of September 21, 2004. the date of the audit opinion. Please update Note 7 of the financial statements for the quarter ended October 31, 2004 to reflect this payment commitment. If the note is in default at October 31, 2004, revise MD&A to include a discussion of the current status of this note and management's plans to address the default. For guidance on this discussion, please refer to section TV C. of SEC Release No, 33-8350.

            At the time of the merger, Larrea Biosciences Corporation provided
      1.75 million shares of Larrea Biosciences Corporation common stock to Healthpro Foundation, Arrango-Orillac Building East 54th St., Panama City, Panama and 1.75 million shares of Larrea Biosciences Corporation common stock to Proterra International Foundation, Arrango-Orillac Building East 54th St., Panama City, Panama in exchange for assuming the payment obligations of the $1.2 million note to Larreacorp, Ltd. for the patents..

      Form 10-QSB. for the quarter ended January 31, 2005. filed April 5, 2005

      18. Please revise this Form 10-QSB for the period ended January 31, 2005 as necessary to address the above comments on the Form 10-QSB for the quarter ended October 31, 2004.

      The revisions have all been amended where necessary and are reflected on the Form 10-KSB. We would respectfully submit that no material information will be added by restating the prior statements and request that the Form 10-KSB filing be sufficient response to the question.

      19. Upon review of Note 4 - Promissory Note, it appears the Company was to pay principal and interest installments of $15,000 each on November 30, 2004 and December 31, 2004 and $25,000 on January 31, 2005. Upon review of the Statement of Cash Flows, there does not appear to be any outflows associated with this payment. Thus the Company appears to be in default on this note. If the note is in default at January 31, 2005, revise MD&A to include a of the current status of this note and management's plans to address the default.

      Prior to the note going into default an agreement was reached with SMI Re, Inc. to renegotiate the terms regarding the payment schedule, allowing the company to suspend payments until the issue was resolved. The terms of the note were renegotiated to provide for interest only and eliminate the mandatory principal payments allowing discretionary payments of principal. The terms were accepted in a special meeting of the board of directors and a payment was made to SMI RE, Inc. for the full amount of the accrued interest.

      The original note's payment schedule had been negotiated based on certain cashflow assumptions. When those failed to materialize, discussions were held with the lender and the terms of the note were revised to interest-only with principal payments at the discretion of the Company. The Company's operations and the remaining amount of available funds on the line of credit were sufficient, in light of the Company's cash needs to maintain the note and begin repayments of principal at a lower level.

      Under the terms of the note the Company could have drawn additional funds on a monthly basis up to the available line of credit and made the payments set out in the original note using those draws. As drawing and repaying funds would have kept the balance of the note fundamentally unchanged discussions were held with the Lender and the terms were renegotiated to interest-only, and the principal payments became discretionary.

      The above discussion is included in Note 9 to the audited financial statements included in the 10-KSB for April 30, 2005.

      Sincerely

      /s/ Peter P. Smetek, Jr.

      Peter P. Smetek, Jr.
      Chief Executive Officer

      Exhibit

                           EXHIBIT 5.0 RESTATEMENT

                             GLOBAL BOTANICS INC.
                             FINANCIAL STATEMENTS

                                APRIL 30, 2004

GLOBAL BOTANICS INC.

CONTENTS

APRIL 30, 2004

                                                                       Page

AUDITORS' REPORT                                                        1



FINANCIAL STATEMENTS

    Balance Sheet                                                       2

    Statement of Operations                                             3

    Statement of Stockholders' Equity                                   4

    Statement of Cash Flows                                             5

    Notes to the Financial Statements                                   6

AUDITORS' REPORT

To the Directors of:
Global Botanics Inc.

We have audited the balance sheet of Global Botanics Inc. as at April 30, 2004 and the statement of operations, stockholders' equity and cash flows for the period from date of incorporation, May 16, 2003, to April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and the results of its operations and cash flows for the period from date of incorporation, May 16, 2003, to April 30, 2004 in conformity with accounting standards generally accepted in the United States of America.

/s/ LDMB Advisors Inc.

Chartered Accountants
Langley, British Columbia, Canada
September 21, 2004

GLOBAL BOTANICS INC.

The accompanying notes are an integral part of these financial statements.

BALANCE SHEET

------------------------------------------------------------------------------
AS AT APRIL 30,                                             2004
------------------------------------------------------------------------------
                                                     (Restatement - see Note 3)

ASSETS

CURRENT

   Cash                                                        $      4,500
   Accounts receivable                                               59,000

------------------------------------------------------------------------------
                                                                     63,500

PATENTS (Note 5)                                                     19,150

------------------------------------------------------------------------------
                                                               $     82,650
------------------------------------------------------------------------------


LIABILITIES

CURRENT

Accounts payable and accrued liabilities                       $     67,800
------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

Common stock, $1.00 par value:
     Authorized: 50,000 shares
     Issued:  50,000 shares                                          50,000
   Additional paid-in capital                                     1,150,000
   Deficit                                                       (1,185,150)
------------------------------------------------------------------------------
                                                                     14,850

------------------------------------------------------------------------------
                                                               $     82,650
------------------------------------------------------------------------------

CONTINGENT LIABILITY (Note 8)

APPROVED BY THE DIRECTORS:

____/s/   Peter P. Smetick, Jr ____ Director

____/s/   James A. Johnson ______ Director


The accompanying notes are an integral part of these financial statements.

GLOBAL BOTANICS INC.
STATEMENT OF OPERATIONS

------------------------------------------------------------------------------
FOR THE PERIOD FROM DATE OF INCORPORATION, MAY 16, 2003, TO APRIL 30, 2004
------------------------------------------------------------------------------
                                                     (Restatement - see Note 3)

SALES                                                           $     152,000

COST OF SALES                                                         126,000
------------------------------------------------------------------------------

GROSS PROFIT                                                           26,000
------------------------------------------------------------------------------


GENERAL EXPENSES

   Amortization of
     patents                                                              270
   Bank charges                                                           300
   Consulting fees                                                     20,000
   Professional fees                                                   10,000

------------------------------------------------------------------------------
                                                                       30,570

------------------------------------------------------------------------------
NET LOSS, BEING DEFICIT                                         $      (4,570)
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

GLOBAL BOTANICS INC.
STATEMENT OF STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------
FOR THE PERIOD FROM DATE OF INCORPORATION, MAY 16, 2003, TO APRIL 30, 2004
------------------------------------------------------------------------------

                                        Common stock
                                ---------------------------    Additional                       Total
                                   Number                       Paid-In                      Stockholders'
                                  of Shares       Amount        Capital        Deficit          Equity
                                ------------   ------------   ------------   ------------    ------------
    Issue of common stock
        for debt assumption
        on organization of
        the Company             $     50,000   $     50,000   $  1,150,000   $          -    $  1,200,000

    Related party adjustment
        of patent acquisition

        (Note 3)                          --             --             --     (1,180,580)     (1,180,580)
    Net loss for the period               --             --             --         (4,570)         (4,570)

                                ------------   ------------   ------------   ------------    ------------
Balance April 30, 2004          $     50,000   $     50,000   $  1,150,000   $ (1,185,150)   $     14,850
                                ------------   ------------   ------------   ------------    ------------

The accompanying notes are an integral part of these financial statements.

GLOBAL BOTANICS INC.

STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------
FOR THE PERIOD FROM DATE OF INCORPORATION, MAY 16, 2003, TO APRIL 30, 2004
------------------------------------------------------------------------------
                                                     (Restatement - see Note 3)

CASH FLOWS (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

   Net loss                                                        $ (4,570)

   Adjustments for items not affecting cash:

     Amortization of patents 270 Changes in non-cash working capital balances:

     Accounts receivable                                            (59,000)
     Accounts payable and accrued liabilities                        67,800

------------------------------------------------------------------------------
INCREASE IN CASH, BEING CASH ENDING                                $  4,500
------------------------------------------------------------------------------


SUPPLEMENTAL INFORMATION Cash paid during the period to:

   Interest                                                        $      -
   Income taxes                                                    $      -


NON-CASH TRANSACTIONS
   Common stock issued to acquire patents                         $  19,420

The accompanying notes are an integral part of these financial statements.

GLOBAL BOTANICS INC.
NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2004
------------------------------------------------------------------------------

1.    NATURE OF BUSINESS

      The Company was incorporated May 16, 2003 under the laws of the country of Niue as an international business company. The Company is in the business of harvesting, producing and licensing Virastatin (TM), a multifunctional ingredient produced according to patented extraction and purification technologies.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

      The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

      (a)   Revenue recognition

            Revenue is recognized on the sale and transfer of goods and services.

      (b)   Foreign currencies

            The functional currency of the Company is the United States dollar. Transactions in foreign currencies are translated into United States dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are included in the statement of operations.

      (c)   Financial instruments

            The Company's financial instruments consist of cash, accounts receivable and accounts payable and accrued liabilities.

            Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in these financial statements, except as noted. The fair market values of these financial instruments approximate their carrying values.

      (d)   Income taxes

            The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

            Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

            Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be covered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be recognized.

      (e)   Cash and cash equivalents

            The Company considers all short-term investments, including investments in certificates of deposit, with a maturity date at date of purchase of three months or less to be cash equivalents.

GLOBAL BOTANICS INC.
NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2004
------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

      (f)   Patents

            The Company amortizes the cost of acquired patents over the lesser of the life of the patent or the estimated period of benefit. The patents are being amortized over twelve years.

      (g)   Deferred charges

            Deferred charges include debt discount and issue expenses which are amortized on a straight-line basis over the applicable period.

      (h)   Impairment of assets

            The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment loss related to patents if the projected undiscounted future cash flows is less than the carrying amounts. The amount of the impairment charge, if any, is measured equal to the excess of the carrying value over the asset's fair value, generally determined using the future operating cash flows discounted at the Company's average rate of cost of funds. The assessment of the recoverability of patents will be impacted if estimated future cash flows differ from those estimates.

3.    RESTATEMENT OF PRIOR YEARS

      The Company has restated its annual financial statements for the year ended April 30, 2004 to reflect the following adjustments:

                                      As previously
                                         Reported     Adjustments    Restated
------------------------------------------------------------------------------

   At April 30, 2004:
      Patents                         $  986,111     $(980,580)(a)  $    19,150
                                                     $  13,619 (b)
      Deficit                         $ (218,189)    $(980,580)(a)  $(1,185,150)
                                                     $  13,619 (b)

   For the year ended April 30, 2004:

      Amortization                    $   13,889     $ (13,619) (b) $     270
      Loss on debt settlement         $  200,000     $(200,000) (c) $       -
------------------------------------------------------------------------------

      (a) The Company has restated its 2004 financial statements to reflect a change in the method of accounting for its purchase of patents from Larrea Corp. Ltd. The Company has determined that the transaction is a related party transaction due to common shareholders and directors. As such, the transaction has been recorded at Larrea Corp. Ltd's carrying value.

      (b) The Company has reduced the amortization of the patents as a result of the reduction of the carrying value of the patents.

      (c) The loss on the settlement of the debt related to the purchase of the patents has been eliminated on the reduction of the transaction to its carrying value.

4.    COMMON STOCK

      During the current year, 50,000 shares were issued to the shareholders relating to the purchase of patents (see Note 5).

GLOBAL BOTANICS INC.
NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2004
------------------------------------------------------------------------------

5.    PATENTS

                                                     Accumulated       Net
                                          Cost       Amortization      2004

------------------------------------------------------------------------------
   Patents                             $   19,420    $      270     $  19,150
------------------------------------------------------------------------------

      During the year, the Company entered into a technology purchase agreement (the "agreement") with Larrea Corp., Ltd. ("Larrea") to purchase four patents relating to pharmaceutical, nutriceutical and cosmetic products derived from extract of Larrea Tridentata. The Company has determined that the transaction is a related party transaction due to common shareholders and directors. As such, the transaction has been recorded at Larrea's carrying value of $19,420.

      The purchase price per the agreement is $1,200,000, payable in monthly amounts as per the payment schedule beginning September 1, 2004 and is without interest. The purchase price will be reduced to $1,000,000 if paid in full by August 1, 2005.

      Under the terms of the agreement, the patent assignment documents are held in escrow by Larrea's patent attorney until the time that one-half of the total amount due to Larrea has been paid. Upon receipt of funds totaling $600,000, the assignment documents will be filed with the United States Patent and Trademark Office.

6.    SUBSEQUENT EVENTS

      Subsequent to year end all of the issued and outstanding capital stock of the Company were transferred by the shareholders to Larrea Biosciences Corporation. In exchange, the Company's shareholders received 3,500,000 restricted common shares of Larrea Biosciences Corporation. A director of Larrea Biosciences Corporation is the inventor of the patents acquired as set out in Note 4.

7.    ECONOMIC DEPENDENCE

      All of the Company's sales are to one customer, a company with common shareholders and directors, and all of their purchases are made from one supplier.

8.    CONTINGENT LIABILITY

      The shareholders of the Company agreed to assume the $1,200,000 debt relating to the purchase of the patents in the current year (Note 4) in exchange for 50,000 shares of the Company. If the shareholders fail to meet the debt repayment schedule as per the original purchase agreement, the Company may be liable for the outstanding balance of the debt.

      The technology purchase agreement (Note 4) provides that in the event Global Botanics Inc. ("GBI") defaults in the payment of the purchase price, including any installment payment when due, Larrea shall provide GBI with written notice of such default and GBI shall have thirty days to cure such default. In the event GBI does not cure the default within the thirty day cure period, Larrea will have the right to declare the agreement in default and pursue all legal remedies available to creditors, including, without limitation, the right to demand immediate payment in full of the purchase price or any part thereof remaining unpaid.

      The payment due September 1, 2004 has not been made.